Mail Stop 3561

April 17, 2006

Mr. Jesse Bray
CHEC Funding, LLC
2728 N. Harwood Street
Dallas, Texas 75201

Re: **CHEC Funding, LLC**
        Amendment No. 2 to Registration Statement on Form S-3
        Filed April 3, 2006
        File No. 333-130642

Dear Mr. Bray:

We have limited our review of your filing for compliance with Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1. We note that the cover page of the base prospectus indicates that the trust may include the assets listed "among others." We also note that the prospectus

contains references to "other accounts", "other forms of credit enhancement", "other assets", "other property" and other similar phrases which may suggest that the assets, structural features, credit enhancement or other features set forth in the prospectus supplements may vary from those set forth in the base. Please delete these references and revise as appropriate to clarify that the trust will include only the assets set forth in the base prospectus and credit enhancement will be limited to the forms set forth in the base prospectus. In addition, please confirm your understanding that variance from the base prospectus would require either a post-effective amendment or, if to include additional assets, a new registration statement. We refer you to prior comment 3 to our letter dated January 20, 2006.

2. We note the last sentence in the third paragraph of the base prospectus cover page. Please identify and discuss all forms of credit enhancement that may be used in connection with this prospectus in the "Enhancement" section of the base prospectus. In addition, please confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement or collateral for a separate trust.

3. We note in several instances that your responses to prior comments have not been applied universally. For instance, though you have revised prospectus supplement #1 in response to prior comments 3, 4 and 5, corresponding changes were not made to prospectus supplement #2 or the base prospectus. Please review our prior comment letters and confirm that each comment has been universally applied to each prospectus supplement and the base prospectus.

Prospectus Supplement #1

Summary, page S-3

4. When referring to Centex Home Equity Loan Trust 2006- __, please refer to "the issuing entity" rather than "the trust."

5. Please include bracketed placeholders in the summary to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

Prospectus Supplement #2

Credit Enhancement, page S-73

6. A disclaimer of liability for material information provided in the prospectus is not appropriate. Please delete the disclaimer in the first paragraph of this section, and delete any other similar disclaimers in the prospectus.

Base Prospectus

Derivative Instruments, page 26

7. We note your response to prior comment 12. Please revise your disclosure to clarify the derivative products in the trust fund "may only include" the specified instruments.

8. As a follow-up to the prior comment, we also note the first sentence in the second paragraph of this section. It appears that you are contemplating the use of credit or market value swaps. Please delete the sentence or advise.

9. We note your response to prior comment 15. Please note that you are not permitted to file enhancement or support agreements or agreements regarding derivative instruments "following the issuance of the related series of securities and within the permitted time period." Please confirm that you will file the agreements as exhibits at the time of takedown.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please do not hesitate to contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3755 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Reed D. Auerbach
        McKee Nelson LLP (Fax: 917.777.4299)